Exhibit 99

News

CONNECTIX AND RiT TECHNOLOGIES FORM STRATEGIC ALLIANCE
TO ADDRESS UK MARKET

– Leading British Cabling Vendor to Use RiT’s Advanced
Products in Intelligent Cabling Systems –

Braintree, UK and Tel Aviv, Israel – August 22, 2007 – Connectix Cabling Systems, a leading manufacturer of communications products, and RiT Technologies (NASDAQ: RITT), the world-leading provider of intelligent infrastructure solutions, today announced the formation of a strategic OEM partnership between the two companies. Under the terms of the agreement, Connectix will use RiT solutions to bring state-of-the-art management capabilities to its structured cabling solutions for British Enterprise customers.

Connectix is a leading British manufacturer of communications products. Founded in 1993, it has grown to become one of the UK’s four largest cabling system suppliers and its biggest supplier of copper unshielded outlets. To leverage its favorable positioning and its strong customer base, Connectix has recently embarked on a strategy to become an innovative provider of advanced end-to-end cabling solutions.

“This agreement is another step forward in our strategy of providing our customers with the best and most comprehensive range of networking systems,” said Tim Brown, Development Director of Connectix. “With the computer network the lifeblood of most organizations, companies recognize the need for tools that reduce downtime and overheads while bringing a new level of control to the IT staff. We are pleased to address this demand with RiT’s best-in-breed technologies and extensive field experience, and we’re confident that our joint efforts will provide our customers with innovative and technologically advanced products.”

“We are proud that Connectix, one of the UK’s strongest cabling solution providers, has chosen RiT as its infrastructure management partner,” said Ely Cohen VP of Business Development of RiT. “As a large, techno-savvy market, British enterprises realize the need for better infrastructure management, and are demanding intelligence in the network infrastructure. We are delighted to work together with Connectix to address this significant opportunity.”

About Connectix
Founded in 1993, Connectix is a leading British manufacturer of communications products and one of the top four cabling system suppliers to the British market. Connectix develops, manufactures and supplies advanced cabling solutions for today’s ten-gigabit data-driven IT industry. The Connectix product range covers Category 5E and 6 cabling, optical fibre and other containment and interconnect solutions. With its own R&D, production and logistics operations, Connectix is renowned for innovation and its ability to offer full customization services. In addition, it provides end-to-end deployment and training to all customers. (For more information, visit www.connectixcablingsystems.com)

RiT Technologies Ltd.

About RiT Technologies
RiT is a leading provider of physical network infrastructure control and management solutions. Deployed in the networks of many of the world’s largest carriers and enterprises, its pioneering, fast-ROI products have proven their ability to simplify service deployment and provisioning, enhance troubleshooting accuracy, reduce infrastructure maintenance costs, enhance physical layer security and enable cost-effective service qualification and verification.

RiT is a member of the RAD group, a world leader in communications solutions. For more information, please visit our website: www.rittech.com

COMPANY CONTACT:
Simona Green
VP Finance
+972-3-766-4249
simonag@rit.co.il

RiT Technologies Ltd.